Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – February 8, 2016

Buckreef Gold Mine Pours Gold

TORONTO, ONTARIO--(Marketwired February 8, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") is pleased to announce that its 55% owned Buckreef Re-Development Gold Project (“the Project”) in the Republic of Tanzania has successfully completed its first gold pour.

Key Highlights Include:

Gold Pour. First gold has been poured from the pilot Carbon-in-Column process plant at the Project. The timing and amount of the pour of gold was not a decision of management but was done in response to a request made by the Deputy Minister of Energy and Minerals of Tanzania. As a show of reasonable willingness to cooperate on this non-contract item, we did what we preferred not to do - pour prematurely to proper market price. It is the opinion of management that in time the gold price will rise to at least $800 higher than it was at the time of the pour.

Plant construction/commissioning. The pilot CIC process plant is in the process of being de-commissioned and assimilated into a more flexible CIL process plant designed with an initial through put of 45,000 tonnes of mineralized material per month. The Company is in the process of completing a Feasibility Study (FS) with a view to targeting full-scale commercial gold production starting in the second half of this year.

Civil Works. All civil works and steel erection site plans of the Buckreef Gold Mine CIL Plant Site have now been completed. Phase one of the Tailings Storage Facility (“TSF”) penstock line will utilize the existing pilot heap leap pads that have sufficient storage for 18 months of operations. Work on actual construction of the CIL plant is scheduled to resume on phase two after the wet season.

Commenting on the Buckreef Gold Project’s gold pour, James Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation, said:  “This is a significant milestone for Buckreef Gold Mine, the Company and the Republic of Tanzania as a whole, and is a culmination of a tremendous amount of hard work by the Company’s employees and contractors through what have often been difficult and adverse conditions.”

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A photo gallery of the first gold pour at Buckreef Gold Mine is available below: (http://www.tanzanianroyalty.com/operational-updates/)

Other Highlights:

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Five major mineralized zones identified with as significant resource identified. According to the most recent 43-101 Technical Report Measured and Indicated Resources amount to 60 million tonnes @ 1.26 g/t Au which contain approximately 2.4 million ounces of gold. There are also several Exploration Targets which have some resources in the Inferred Resources category and some resources not yet classified which could amount to approximately 25 to 35 million tonnes at approximately 1.08 to 1.20 g/t Au that could contain approximately 800 thousand to 1.0 million ounces of gold. As the 43-101 Report notes, these Exploration Targets require additional drilling to upgrade resources to the Measured and Indicated categories.  The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

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As of the 31st December 2015, operating management advises that heap leach pads #1, #2 & #3 hold resources amounting to approximately 20,932t @ 2.29g/t (1,542 ozs); 12, 944t @ 2.78g/t (1,156 ozs) and 12,088t @ 3.64g/t (1,417 ozs) respectively.  Operating management further advises that:

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 As of the 31st December 2015, a total of approximately 73,710t @ 1.39g/t (3,300 ozs) (HG & LG) is stockpiled at the ROMPAD (excludes resources partially leached on heap leach pads).

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The cumulative total mined to date (ROMPAD including resources shifted to heap leach pads) as of 31st December 2015 is approximately 119,726 tonnes averaging 1.86 g/t Au for a combined global total of 7,161 ounces gold so far mined to date.

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Mining activities continue to advance northern half of the South pit with resources being stockpiled ready for processing.

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The flood pond and drainage works around the Buckreef South pit will commence shortly to protect the mining pit from water ingress during the approaching future wet seasons.

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Work is continuing to progress on the final designs of the new CIL plant

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Initial mine development targeted oxide & transition resource material on the Buckreef South Prospect (SW-extension of Buckreef Main Mega Pit).

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Initial pilot pit design covers a deposit strike length of 300m.

James Sinclair, TRX President and CEO, further stated, "A tremendous amount of work has been accomplished at Buckreef during the past eight months, which is a credit to the talent, capability and focus of TRX management, staff, consultants and contractors who have worked as a close-knit team with the objective of achieving gold production as quickly and safely as possible. TRX and members of the local communities are looking forward to celebrating the mine commissioning in June this year.”

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Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Peter Zizhou, Acting General Manager, Exploration and Administration. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000), is a registered scientist with SACNASP (Reg. No. 400028/08) and has reviewed and approved the contents of this news release.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.